Filed by Sonus Networks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonus Networks, Inc.

Commission File No.: 001-34115

IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with a proposed strategic combination with GENBAND Holdings Company (“GENBAND”) resulting in a new combined company (the “Transaction”), Solstice Sapphire Investments, Inc. (“NewCo”), a wholly-owned subsidiary of Sonus Networks, Inc. (“Sonus”), has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Sonus and GENBAND and certain of its affiliates (the “GENBAND Parties”) and a preliminary prospectus of NewCo, and Sonus and NewCo will file with the SEC other relevant documents concerning the proposed Transaction.  Sonus will mail the definitive joint proxy statement/prospectus to Sonus stockholders and the GENBAND Party equity holders.  SONUS STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Sonus at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and the other filings may also be obtained free of charge from Sonus’ Investor Relations website (http://investors.sonusnet.com/) or by requesting them from Sonus’ corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

Sonus, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Sonus stockholders in connection with the proposed Transaction.  Information about the directors and executive officers of (i) Sonus and their ownership of Sonus common stock and (ii) the GENBAND Parties and their ownership of equity in the applicable GENBAND Party is set forth in the joint proxy statement/prospectus, which is available free of charge as described in the preceding paragraph.

NO OFFERS OR SOLICITATIONS

The attached communications shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

On August 3, 2017, the following press release was issued by Sonus:

Sonus Networks Reports 2017 Second Quarter Results

August 3, 2017

WESTFORD, Mass. — Sonus Networks, Inc. (Nasdaq: SONS), a global leader in secure and intelligent cloud communications, today announced results for the second quarter ended June 30, 2017.

“We posted a solid second quarter of operating results and finished the first half of 2017 with momentum in several critical areas.  We saw greater contribution from software-based revenue in the second quarter, which led to higher gross margins and stronger financial performance than we expected,” said Raymond Dolan, Sonus president and chief executive officer.  “We had solid bookings and good linearity in the second quarter, and we are off to a strong start in the third quarter.  The large project to cutover a Tier 1 VoLTE network in North America is now carrying live traffic, and we expect it will convert to revenue in the third quarter.  This is another pure software deployment and should contribute to even stronger margins in the second half of the year.”

Financial Highlights

The following table summarizes the consolidated second quarter financial results (in millions, except per share amounts):

	Quarter Ended
	June 30, 2017	June 30, 2016
Product revenue	$28.8	$35.4
Service revenue	$26.9	$25.5
Total revenue	$55.7	$60.9
GAAP gross margin	65.3%	66.1%
Non-GAAP gross margin(1)	68.8%	69.2%
GAAP loss from operations as a % of revenue	(22.8)%	(4.4)%
Non-GAAP (loss) income from operations as a % of revenue(1)	(1.8)%	7.1%
GAAP loss per share	$(0.25)	$(0.06)
Non-GAAP (loss) per share or diluted income per share(1)	$(0.02)	$0.08

Cash and investments were $125.9 million at the end of the second quarter of 2017, compared to $128.8 million at the end of the first quarter of 2017.

(1) Please see the reconciliation of non-GAAP and GAAP financial measures in the press release appendix.

Technology Highlights

•                  Continued to build on our strategy of combining the capabilities of Sonus Session Border Controllers (SBCs) and industry-leading next-generation firewalls (NGFWs) to provide a unified security perimeter for enterprises.

•                  Partnered with Fortinet, Inc. (“Fortinet”) to validate and integrate end-to-end security solutions that protect against real-time data and communication threats, broadening Sonus’ security coalition ecosystem to now include Fortinet and Palo Alto Networks, Inc.

•                  Delivered a release for Sonus’ Policy and Management solutions, providing a consolidated framework for management, session control billing mediation and analytics functions across legacy and next-generation communications networks.  Sonus offers a fully bundled solution to simplify and accelerate customer deployments.

•                  Introduced advanced Network-to-Network Interface (NNI) features for the APAC market and innovative migration capabilities for Microsoft Skype for Business customers.

•                  Continued expanding Sonus’ mobility and signaling solutions with an enhanced user interface for Sonus’ android-based VoWiFi (voice over wifi) client, in addition to new cloud deployment features on Sonus’ Diameter solution.

•                  Announced a new service, Incident Management-as-a-Service (IMaaS).  Working with Sonus partner maintenance and support offerings, this managed service provides expert oversight of Sonus network elements and speeds up the resolution of network anomalies.

•                  The Sonus SBC SWe completed the testing and validation process of the Wind River® Titanium CloudTM ecosystem program.  Sonus and Wind River®, a subsidiary of Intel® Corporation, are collaborating to offer service providers a verified solution for SBC virtualized network function (VNF), delivering carrier-grade performance, availability and reliability.

Industry Recognition

•                  Sonus received Frost & Sullivan’s “2017 North American Enterprise Session Border Controller of the Year” award.

•                  The Sonus SBC portfolio was named a “2016 Network Security Excellence Award” winner by INTERNET TELEPHONY.

Management Comments and Outlook

“We’ve been investing in virtualization for many years, and those investments are now starting to pay off in several strategic engagements.  Our large competitive displacement of the incumbent in a North American Tier 1 has already led to a recent win in Mexico to replace an incumbent SBC supplier with our SBC 7000, which we expect to generate revenue in the fourth quarter.  We are increasingly viewed as a trusted partner as global service providers continue their move to the cloud,” said Dolan.  “On the security front, we announced Fortinet as a second technology partner as we build an ecosystem to define a common network perimeter for securing all flows for the enterprise.  This will contribute to a managed service offering that can be provided by these service providers going forward, with the first one expected to launch commercially in the third quarter.  This progress has been a significant driver in our selection by multiple customers to provide our software-based SBC as a core element of their cloud-based edge architectures.  Additionally, in July we received JITC certification for our software-based SBC (SWe), making Sonus the only SW-based vendor-agnostic SBC on the approved list for government purchasing that provides carrier grade resiliency, scale and functionality.  Taken together these are significant proof points that our R&D investments are driving opportunities to lead in the new software-based architectures in the years ahead.”

Susan Villare, Sonus interim chief financial officer, commented, “Our third quarter outlook is solid.  We anticipate revenue will be between $70 million and $72 million, with GAAP diluted earnings per share between $0.05 and $0.08 and non-GAAP diluted earnings per share between $0.17(1) and $0.20(1).  For the full year, our visibility is less certain as a result of the ongoing trend in customer consolidation.  For example, we now anticipate that the consummation of the merger of two large Tier 1 service providers could result in a reduction in revenue on a year-over-year basis.  Accordingly, our full year revenue outlook no longer supports year-over-year growth and we are now revising our outlook for full year revenue to be flat to a low single-digit percentage decline compared to 2016.  We expect our GAAP loss per share will approximate $0.46(2) and our non-GAAP diluted earnings per share will be $0.26(1),(2).”

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(1) Please see the reconciliation of non-GAAP and GAAP financial measures in the press release appendix.

(2) GAAP loss per share assumes a basic share count of 49.5 million; non-GAAP diluted earnings per share assumes a share count of 50.0 million.

Q317 Guidance

The Company’s guidance is based on current indications for its business, which are subject to change.  Gross margin, operating expenses and diluted earnings per share are presented on both a GAAP and non-GAAP basis.  A reconciliation of the non-GAAP to GAAP guidance and a statement on the use of non-GAAP financial measures are included at the end of this press release.  Please note that the guidance for Q317 and FY17 included in this press release does not include the potential impact of the proposed merger with GENBAND, with the exception of forecasted acquisition-related expenses.

Q317 Guidance
Revenue	$70 million to $72 million
GAAP diluted earnings per share or (loss) per share	$0.05 to $0.08
Non-GAAP diluted earnings per share(1)	$0.17 to $0.20
Basic shares	49.8 million
Diluted shares	50.2 million

(1) Please see the reconciliation of non-GAAP and GAAP financial measures in the press release appendix.

Conference Call Details

Date: Thursday, August 3, 2017

Time: 8:30 a.m. (ET)

Dial-in number: 800-707-9445

International Callers: +1-303-223-2698

The Company will offer a live, listen-only webcast of the conference call via Sonus’ Investor Relations page at http://investors.sonusnet.com/events.cfm in which supporting materials, including a presentation and supplemental financial and operational data, will be posted.

Replay Information

An archived version of the broadcast will be available on Sonus’ Investor Relations page shortly after the conclusion of the live event.  A telephone playback will be available following the conference call until August 17, 2017 and can be accessed by calling 800-633-8284 or +1-402-977-9140 for international callers. The reservation number for the replay is 21854546.

Upcoming Third Quarter 2017 Investor Conferences and Meetings

•                  August 8, 2017 — The Oppenheimer 20th Annual Technology, Internet & Communications Conference, Four Seasons Hotel, Boston

•                  August 15, 2017 — DA Davidson 9th Annual Technology Forum, Roosevelt Hotel, New York City

•                  August 29, 2017 — Jefferies 2017 Semiconductor, Hardware and Communications Infrastructure Summit, Ritz Carlton, Chicago

•                  September 6, 2017 — Drexel Telecom, Media & Technology Conference, W Hotel, New York City

Sonus/GENBAND Merger Highlights

•                  On May 23, 2017, Sonus and GENBAND Holdings Company (“GENBAND”) announced a merger to create a global leader in next-generation communications networking, with increased scale and market reach across products, customers and geographies.  GENBAND is a leading provider of carrier and enterprise network transformation and real-time communications solutions.

•                  Sonus and GENBAND shareholders will each own approximately 50% of the combined company.

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•                  The two companies’ combined 2016 revenue was approximately $680 million and EBITDA was approximately $50 million.

•                  Enhanced scale and geographic reach and highly complementary product portfolios are expected to enable expanded market opportunities to accelerate growth.

•                  The Chief Executive Officer and Chief Financial Officer of the combined company will be Ray Dolan (from Sonus) and Daryl Raiford (from GENBAND), respectively.

•                  Sonus expects that the special meeting of stockholders to vote on the merger and the consummation of the merger, if approved, will occur in the second half of 2017.

Additional Resources

•                  Read more about the proposed Sonus Networks/GENBAND merger at https://www.rtcleaders.com/

•                  Access S-4 filing at http://investors.sonusnet.com/sec.cfm

About Sonus Networks

Sonus brings intelligence and security to real-time communications.  By helping the world embrace the next generation of cloud-based SIP and 4G/LTE solutions, Sonus enables and secures latency-sensitive, mission critical traffic for VoIP, video, instant messaging and online collaboration.  With Sonus, enterprises can give priority to real-time communications based on smart business rules while service providers can offer reliable, comprehensive and secure on-demand network services to their customers.  With solutions deployed in more than 100 countries and nearly two decades of experience, Sonus offers a complete portfolio of hardware-based and virtualized session border controllers (SBCs), diameter signaling controllers (DSCs), policy/routing servers, network intelligence applications, media and signaling gateways and network analytics tools.  For more information, visit www.sonus.net or call 1-855-GO-SONUS.

Important Information Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties.  All statements other than statements of historical facts contained in this release, including statements made by our executive officers in the introductory paragraph and the section “Management Comments and Outlook,” statements in the sections “Q317 Guidance” and “Sonus/GENBAND Merger Highlights,” statements regarding our future results of operations and financial position, business strategy, strategic position, statements about the completion, timing and impact of the transactions described herein, plans and objectives of management for future operations, plans for future cost reductions and plans for future product development and manufacturing are forward-looking statements.  Without limiting the foregoing, the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “expectations”, “intends”, “may”, “plans”, “seeks”, “projects” and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions.  Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the timing of customer purchasing decisions and our recognition of revenues; economic conditions; our ability to recruit and retain key personnel; difficulties supporting our strategic focus on channel sales; difficulties retaining and expanding our customer base; difficulties leveraging market opportunities; the impact of restructuring and cost-containment activities; the timing and impact of our proposed transaction with GENBAND; our ability to realize benefits from the acquisitions that we have completed; the effects of disruption from the acquisitions that we have completed, making it more difficult to maintain relationships with employees, customers, business partners or government entities; the success implementing the integration strategies with respect to acquisitions; litigation; actions taken by significant stockholders; difficulties providing solutions that meet the needs of customers; market acceptance of our products and services; rapid technological and market change; our ability to protect our intellectual property rights; our ability to

4

maintain partner, reseller, distribution and vendor support and supply relationships; higher risks in international operations and markets; the impact of increased competition; currency fluctuations; changes in the market price of our common stock; and/or failure or circumvention of our controls and procedures.  These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

This release also contains statements about our agreement to effect a strategic combination with GENBAND resulting in a new combined company (“NewCo”) (collectively, the “Transaction”).  Many risks and uncertainties could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, and these risks, as well as other risks associated with the proposed merger, are more fully disclosed in the joint proxy statement/prospectus that is included in the initial registration statement on Form S-4 (File No. 333-219008) that was filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed merger.

We caution you against relying on any of these forward-looking statements.  Important factors that could cause actual results to differ materially from those in these forward-looking statements are discussed in Part II, Item 1A. “Risk Factors”, Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part I, Item 3 “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s most recent Quarterly Report on Form 10-Q.  Any forward-looking statement made by us in this release speaks only as of the date of this release.  Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them.  We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Sonus is a registered trademark of Sonus Networks, Inc.  All other Company and product names may be trademarks of the respective companies with which they are associated.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, NewCo has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Sonus and GENBAND and certain of its affiliates (the “GENBAND Parties”) and a preliminary prospectus of NewCo, and Sonus and the parties will file with the SEC other relevant documents concerning the proposed transaction.  Sonus will mail the definitive joint proxy statement/prospectus to Sonus stockholders and the GENBAND Party equity holders.  SONUS STOCKHOLDERS AND GENBAND PARTY EQUITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Sonus at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and the other filings may also be obtained free of charge from Sonus’ Investor Relations website (http://investors.sonusnet.com/) or by requesting them from Sonus’ corporate secretary at Sonus Networks, Inc., 4 Technology Park Drive, Westford, Massachusetts 01886, Attention: Corporate Secretary.

Sonus, NewCo, the GENBAND Parties and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Sonus stockholders in connection with the proposed transaction.  Information about the directors and executive officers of (i) Sonus and their ownership of Sonus common stock and (ii) the GENBAND Parties and their ownership of equity in the applicable GENBAND Party is set forth in the joint proxy statement/prospectus.

Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in

5

which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Discussion of Non-GAAP Financial Measures

Sonus management uses several different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, making operating decisions, planning and forecasting future periods, and determining payments under compensation programs.  Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors.  Continuous budgeting and forecasting for revenue and expenses are conducted on a non-GAAP basis (in addition to GAAP) and actual results on a non-GAAP basis are assessed against the annual financial plan.  We consider the use of non-GAAP financial measures helpful in assessing the core performance of our continuing operations and liquidity, and when planning and forecasting future periods.  By continuing operations, we mean the ongoing results of the business excluding certain expenses and credits, including, but not limited to: stock-based compensation, amortization of intangible assets, patent litigation settlement expense, acquisition-related expense, restructuring, certain gains and losses included in other income (expense) and deferred income tax adjustments.  We consider the use of non-GAAP earnings (loss) per share helpful in assessing the performance of the continuing operations of our business.  While our management uses non-GAAP financial measures as a tool to enhance their understanding of certain aspects of our financial performance, our management does not consider these measures to be a substitute for, or superior to, GAAP measures.  In addition, our presentations of these measures may not be comparable to similarly titled measures used by other companies.  These non-GAAP financial measures should not be considered alternatives for, or in isolation from, the financial information prepared and presented in accordance with GAAP.

Investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as an analytical tool.  In particular, many of the adjustments to Sonus’ financial measures reflect the exclusion of items that are recurring and will be reflected in our financial results for the foreseeable future.

Stock-based compensation is different from other forms of compensation, as it is a non-cash expense.  For example, a cash salary generally has a fixed and unvarying cash cost.  In contrast, the expense associated with an equity-based award is generally unrelated to the amount of cash ultimately received by the employee, and the cost to us is based on a stock-based compensation valuation methodology and underlying assumptions that may vary over time.  We believe that excluding non-cash stock-based compensation expense from our operating results facilitates the comparison of our financial statements to our historical operating results and to other companies in our industry.

We exclude the amortization of acquired intangible assets from non-GAAP expense and income measures.  These amortization amounts are inconsistent in frequency and amount and are significantly impacted by the timing and size of acquisitions.  Although we exclude amortization of acquired intangible assets from our non-GAAP expenses, we believe that it is important for investors to understand that intangible assets contribute to revenue generation.  We believe that excluding the non-cash amortization of intangible assets facilitates the comparison of our financial results to our historical operating results and to other companies in our industry as if the acquired intangible assets had been developed internally rather than acquired.

In June 2016, we recorded $0.6 million of patent litigation settlement costs.  This amount is included as a component of General and administrative expense; however, we believe that such patent litigation settlement costs are not part of our core business or ongoing operations.  Accordingly, we believe that excluding this patent litigation settlement expense facilitates the comparison of our financial results to our historical operating results and to other companies in our industry.

We consider certain transition, integration and other acquisition-related costs to be unpredictable and dependent on a significant number of factors that may be outside of our control.  We do not consider these acquisition-related costs to be related to the continuing operations of the acquired business or the Company.  In addition, the size, complexity and/or volume of an acquisition, which often drives the

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magnitude of acquisition-related costs, may not be indicative of such future costs.  We believe that excluding acquisition-related costs facilitates the comparison of our financial results to our historical operating results and to other companies in our industry.

We have recorded restructuring expense to streamline operations and reduce operating costs by closing and consolidating certain facilities and reducing our worldwide workforce.  We review our restructuring accruals regularly and record adjustments (both expense and credits) to these estimates as required.  We believe that excluding restructuring expense and credits facilitates the comparison of our financial results to our historical operating results and to other companies in our industry, as there are no future revenue streams or other benefits associated with these costs.

In May 2017, we sold a block of IP addresses that we had acquired in connection with our acquisition of Network Equipment Technologies, Inc. and recognized a gain, net of commission and fees, of $0.6 million.  This amount is included as a component of Other income, net, in the three and six months ended June 30, 2017.  We believe that such gains are not part of our core business or ongoing operations.  Accordingly, we believe that excluding the other income arising from this sale facilitates the comparison of our financial results to our historical results and to other companies in our industry.

We anticipate that we will reverse $0.7 million of deferred tax assets related to net operating loss carryforwards for our subsidiary in Canada based on positive earnings evidence in the subsidiary over a consecutive three-year period.  This adjustment will result in an income tax credit and reduce our provision in the reversal period.  We believe that such adjustments are not part of our core business or ongoing operations.  Accordingly, we believe that excluding the income tax credit arising from the reversal of the deferred tax assets facilitates the comparison of our financial results to our historical results and to other companies in our industry.

We believe that providing non-GAAP information to investors, in addition to the GAAP presentation, will allow investors to view the financial results in the way management views the operating results.  We further believe that providing this information helps investors to better understand our financial performance and evaluate the efficacy of the methodology and information used by our management to evaluate and measure such performance.

For More Information

Sara Leggat

(978) 614-8841

sleggat@sonusnet.com

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SONUS NETWORKS, INC.

Condensed Consolidated Statements of Operations

(in thousands, except percentages and per share amounts)

(unaudited)

	Three months ended
	June 30,	March 31,	June 30,
	2017	2017	2016
Revenue:
Product	$28,790	$25,395	$35,349
Service	26,943	27,973	25,508
Total revenue	55,733	53,368	60,857

Cost of revenue:
Product	9,287	9,753	11,409
Service	10,044	9,867	9,220
Total cost of revenue	19,331	19,620	20,629

Gross profit	36,402	33,748	40,228

Gross margin:
Product	67.7%	61.6%	67.7%
Service	62.7%	64.7%	63.9%
Total gross margin	65.3%	63.2%	66.1%

Operating expenses:
Research and development	20,064	20,209	17,457
Sales and marketing	15,720	14,676	16,192
General and administrative	8,141	9,019	9,287
Acquisition-related	4,679	56	—
Restructuring	501	570	—
Total operating expenses	49,105	44,530	42,936

Loss from operations	(12,703)	(10,782)	(2,708)
Interest income, net	254	258	217
Other income, net	575	1	10

Loss before income taxes	(11,874)	(10,523)	(2,481)
Income tax provision	(471)	(123)	(435)

Net loss	$(12,345)	$(10,646)	$(2,916)

Loss per share:
Basic	$(0.25)	$(0.22)	$(0.06)
Diluted	$(0.25)	$(0.22)	$(0.06)

Shares used to compute loss per share:
Basic	49,543	49,114	49,423
Diluted	49,543	49,114	49,423

SONUS NETWORKS, INC.

Condensed Consolidated Statements of Operations

(in thousands, except percentages and per share amounts)

(unaudited)

	Six months ended
	June 30,	June 30,
	2017	2016
Revenue:
Product	$54,185	$70,118
Service	54,916	49,890
Total revenue	109,101	120,008

Cost of revenue:
Product	19,040	22,945
Service	19,911	18,432
Total cost of revenue	38,951	41,377

Gross profit	70,150	78,631

Gross margin:
Product	64.9%	67.3%
Service	63.7%	63.1%
Total gross margin	64.3%	65.5%

Operating expenses:
Research and development	40,273	34,775
Sales and marketing	30,396	32,787
General and administrative	17,160	17,658
Acquisition-related	4,735	—
Restructuring	1,071	—
Total operating expenses	93,635	85,220

Loss from operations	(23,485)	(6,589)
Interest income, net	512	381
Other income, net	576	113

Loss before income taxes	(22,397)	(6,095)
Income tax provision	(594)	(1,475)

Net loss	$(22,991)	$(7,570)

Loss per share:
Basic	$(0.47)	$(0.15)
Diluted	$(0.47)	$(0.15)

Shares used to compute loss per share:
Basic	49,330	49,453
Diluted	49,330	49,453

SONUS NETWORKS, INC.

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	June 30,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$32,606	$31,923
Marketable securities	54,793	61,836
Accounts receivable, net	42,664	53,862
Inventory	16,759	18,283
Other current assets	14,307	12,010
Total current assets	161,129	177,914

Property and equipment, net	10,656	11,741
Intangible assets, net	25,645	30,197
Goodwill	49,891	49,393
Investments	38,523	32,371
Deferred income taxes	1,586	1,542
Other assets	4,923	4,901
	$292,353	$308,059

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$5,849	$6,525
Accrued expenses	18,613	25,886
Current portion of deferred revenue	51,277	43,504
Current portion of long-term liabilities	1,210	1,154
Total current liabilities	76,949	77,069

Deferred revenue	7,530	7,188
Deferred income taxes	3,462	3,047
Other long-term liabilities	1,419	1,633
Total liabilities	89,360	88,937

Commitments and contingencies

Stockholders equity
Common stock	50	49
Additional paid-in capital	1,257,521	1,250,744
Accumulated deficit	(1,060,165)	(1,037,174)
Accumulated other comprehensive income	5,587	5,503
Total stockholders’ equity	202,993	219,122
	$292,353	$308,059

SONUS NETWORKS, INC.

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six months ended
	June 30,	June 30,
	2017	2016
Cash flows from operating activities:
Net loss	$(22,991)	$(7,570)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Depreciation and amortization of property and equipment	3,595	3,970
Amortization of intangible assets	4,552	3,719
Stock-based compensation	7,500	9,056
Loss on disposal of property and equipment	6	26
Gain on sale of IP address blocks	(576)	—
Deferred income taxes	446	587
Changes in operating assets and liabilities:
Accounts receivable	11,317	14,955
Inventory	829	844
Other operating assets	(1,061)	(2,566)
Accounts payable	(535)	(1,732)
Accrued expenses and other long-term liabilities	(8,089)	(11,182)
Deferred revenue	7,848	(888)
Net cash provided by operating activities	2,841	9,219

Cash flows from investing activities:
Purchases of property and equipment	(2,593)	(2,636)
Business acquisitions, net of cash acquired	—	(750)
Purchases of marketable securities	(28,731)	(59,138)
Sale/maturities of marketable securities	29,067	44,364
Proceeds from the sale of IP address blocks	576	—
Net cash used in investing activities	(1,681)	(18,160)

Cash flows from financing activities:
Proceeds from sale of common stock in connection with employee stock purchase plan	593	632
Proceeds from exercise of stock options	90	15
Payment of tax withholding obligations related to net share settlements of restricted stock awards	(1,406)	(832)
Repurchase of common stock	—	(4,980)
Principal payments of capital lease obligations	(20)	(24)
Net cash used in financing activities	(743)	(5,189)

Effect of exchange rate changes on cash and cash equivalents	266	280

Net increase (decrease) in cash and cash equivalents	683	(13,850)
Cash and cash equivalents, beginning of year	31,923	50,111
Cash and cash equivalents, end of year	$32,606	$36,261

SONUS NETWORKS, INC.

Supplemental Information

(In thousands)

(unaudited)

The following tables provide the details of stock-based compensation, amortization of intangible assets, a patent litigation settlement and the gain on the sale of IP address blocks included in the Company’s Statements of Operations and the line items in which these amounts are reported.

	Three months ended
	June 30,	March 31,	June 30,
	2017	2017	2016
Stock-based compensation
Cost of revenue - product	$87	$99	$93
Cost of revenue - service	261	317	322
Cost of revenue	348	416	415

Research and development expense	1,238	1,317	1,210
Sales and marketing expense	907	(88)	1,224
General and administrative expense	1,744	1,618	1,792
Operating expense	3,889	2,847	4,226

Total stock-based compensation	$4,237	$3,263	$4,641

Amortization of intangible assets
Cost of revenue - product	$1,601	$1,566	$1,455

Sales and marketing expense	692	693	318
Operating expense	692	693	318

Total amortization of intangible assets	$2,293	$2,259	$1,773

Patent litigation settlement
General and administrative expense	$—	$—	$605

Gain on sale of IP address blocks
Other income, net	$576	$—	$—

SONUS NETWORKS, INC.

Supplemental Information

(In thousands)

(unaudited)

The following tables provide the details of stock-based compensation, amortization of intangible assets, a patent litigation settlement and the gain on the sale of IP address blocks included in the Company’s Statements of Operations and the line items in which these amounts are reported.

	Six months ended
	June 30,	June 30,
	2017	2016
Stock-based compensation
Cost of revenue - product	$186	$164
Cost of revenue - service	578	654
Cost of revenue	764	818

Research and development expense	2,555	2,389
Sales and marketing expense	819	2,244
General and administrative expense	3,362	3,605
Operating expense	6,736	8,238

Total stock-based compensation	$7,500	$9,056

Amortization of intangible assets
Cost of revenue - product	$3,167	$3,082

Sales and marketing expense	1,385	637
Operating expense	1,385	637

Total amortization of intangible assets	$4,552	$3,719

Patent litigation settlement
General and administrative expense	$—	$605

Gain on sale of IP address blocks
Other income, net	$576	$—

SONUS NETWORKS, INC.

Reconciliation of Non-GAAP and GAAP Financial Measures - Historical

(in thousands, except percentages and per share amounts)

(unaudited)

	Three months ended
	June 30,	March 31,	June 30,
	2017	2017	2016

GAAP gross margin - product	67.7%	61.6%	67.7%
Stock-based compensation expense	0.3%	0.4%	0.3%
Amortization of intangible assets	5.6%	6.2%	4.1%
Non-GAAP gross margin - product	73.6%	68.2%	72.1%

GAAP gross margin - service	62.7%	64.7%	63.9%
Stock-based compensation expense	1.0%	1.2%	1.2%
Non-GAAP gross margin - service	63.7%	65.9%	65.1%

GAAP total gross margin	65.3%	63.2%	66.1%
Stock-based compensation expense	0.6%	0.8%	0.7%
Amortization of intangible assets	2.9%	3.0%	2.4%
Non-GAAP total gross margin	68.8%	67.0%	69.2%

GAAP total gross profit	$36,402	$33,748	$40,228
Stock-based compensation expense	348	416	415
Amortization of intangible assets	1,601	1,566	1,455
Non-GAAP total gross profit	$38,351	$35,730	$42,098

GAAP research and development expense	$20,064	$20,209	$17,457
Stock-based compensation expense	(1,238)	(1,317)	(1,210)
Non-GAAP research and development expense	$18,826	$18,892	$16,247

GAAP sales and marketing expense	$15,720	$14,676	$16,192
Stock-based compensation expense	(907)	88	(1,224)
Amortization of intangible assets	(692)	(693)	(318)
Non-GAAP sales and marketing expense	$14,121	$14,071	$14,650

GAAP general and administrative expense	$8,141	$9,019	$9,287
Stock-based compensation expense	(1,744)	(1,618)	(1,792)
Patent litigation settlement	—	—	(605)
Non-GAAP general and administrative expense	$6,397	$7,401	$6,890

GAAP operating expenses	$49,105	$44,530	$42,936
Stock-based compensation expense	(3,889)	(2,847)	(4,226)
Amortization of intangible assets	(692)	(693)	(318)
Patent litigation settlement expense	—	—	(605)
Acquisition-related expense	(4,679)	(56)	—
Restructuring	(501)	(570)	—
Non-GAAP operating expenses	$39,344	$40,364	$37,787

GAAP loss from operations	$(12,703)	$(10,782)	$(2,708)
Stock-based compensation expense	4,237	3,263	4,641
Amortization of intangible assets	2,293	2,259	1,773
Patent litigation settlement expense	—	—	605
Acquisition-related expense	4,679	56	—
Restructuring	501	570	—
Non-GAAP income (loss) from operations	$(993)	$(4,634)	$4,311

GAAP loss from operations as a percentage of revenue	-22.8%	-20.2%	-4.4%
Stock-based compensation expense	7.6%	6.1%	7.6%
Amortization of intangible assets	4.1%	4.2%	2.9%
Patent litigation settlement expense	0.0%	0.0%	1.0%
Acquisition-related expense	8.4%	0.1%	0.0%
Restructuring	0.9%	1.1%	0.0%
Non-GAAP income (loss) from operations as a percentage of revenue	-1.8%	-8.7%	7.1%

GAAP other income, net	$575	$1	$10
Gain on sale of IP address blocks	(576)	—	—
Non-GAAP other income (expense), net	$(1)	$1	$10

GAAP net loss	$(12,345)	$(10,646)	$(2,916)
Stock-based compensation expense	4,237	3,263	4,641
Amortization of intangible assets	2,293	2,259	1,773
Patent litigation settlement expense	—	—	605
Acquisition-related expense	4,679	56	—
Restructuring	501	570	—
Gain on sale of IP address blocks	(576)	—	—
Non-GAAP net income (loss)	$(1,211)	$(4,498)	$4,103

Diluted earnings per share or (loss) per share
GAAP loss per share	$(0.25)	$(0.22)	$(0.06)
Stock-based compensation expense	0.09	0.07	0.09
Amortization of intangible assets	0.05	0.05	0.04
Patent litigation settlement expense	—	—	0.01
Acquisition-related expense	0.09	*	—
Restructuring	0.01	0.01	—
Gain on sale of IP address blocks	(0.01)	—	—
Non-GAAP diluted earnings (loss) per share	$(0.02)	$(0.09)	$0.08

Shares used to compute diluted earnings per share or (loss) per share
GAAP shares used to compute loss per share	49,543	49,114	49,423
Non-GAAP shares used to compute diluted earnings per share or (loss) per share	49,543	49,114	49,970

*  Less than $0.1 impact on earnings (loss) per share

SONUS NETWORKS, INC.

Reconciliation of Non-GAAP and GAAP Financial Measures - Historical

(in thousands, except percentages and per share amounts)

(unaudited)

	Six months ended
	June 30,	June 30,
	2017	2016

GAAP gross margin - product	64.9%	67.3%
Stock-based compensation expense	0.3%	0.2%
Amortization of intangible assets	5.8%	4.4%
Non-GAAP gross margin - product	71.0%	71.9%

GAAP gross margin - service	63.7%	63.1%
Stock-based compensation expense	1.1%	1.3%
Non-GAAP gross margin - service	64.8%	64.4%

GAAP total gross margin	64.3%	65.5%
Stock-based compensation expense	0.7%	0.7%
Amortization of intangible assets	2.9%	2.6%
Non-GAAP total gross margin	67.9%	68.8%

GAAP total gross profit	$70,150	$78,631
Stock-based compensation expense	764	818
Amortization of intangible assets	3,167	3,082
Non-GAAP total gross profit	$74,081	$82,531

GAAP research and development expense	$40,273	$34,775
Stock-based compensation expense	(2,555)	(2,389)
Non-GAAP research and development expense	$37,718	$32,386

GAAP sales and marketing expense	$30,396	$32,787
Stock-based compensation expense	(819)	(2,244)
Amortization of intangible assets	(1,385)	(637)
Non-GAAP sales and marketing expense	$28,192	$29,906

GAAP general and administrative expense	$17,160	$17,658
Stock-based compensation expense	(3,362)	(3,605)
Patent litigation settlement expense	—	(605)
Non-GAAP general and administrative expense	$13,798	$13,448

GAAP operating expenses	$93,635	$85,220
Stock-based compensation expense	(6,736)	(8,238)
Amortization of intangible assets	(1,385)	(637)
Patent litigation settlement expense	—	(605)
Acquisition-related expense	(4,735)	—
Restructuring	(1,071)	—
Non-GAAP operating expenses	$79,708	$75,740

GAAP loss from operations	$(23,485)	$(6,589)
Stock-based compensation expense	7,500	9,056
Amortization of intangible assets	4,552	3,719
Patent litigation settlement expense	—	605
Acquisition-related expense	4,735	—
Restructuring	1,071	—
Non-GAAP income (loss) from operations	$(5,627)	$6,791

GAAP loss from operations as a percentage of revenue	-21.5%	-5.5%
Stock-based compensation expense	6.8%	7.6%
Amortization of intangible assets	4.2%	3.1%
Patent litigation settlement expense	0.0%	0.5%
Acquisition-related expense	4.3%	0.0%
Restructuring	1.0%	0.0%
Non-GAAP income (loss) from operations as a percentage of revenue	-5.2%	5.7%

GAAP other income, net	$576	$113
Gain on sale of IP address blocks	(576)	—
Non-GAAP other income, net	$—	$113

GAAP net loss	$(22,991)	$(7,570)
Stock-based compensation expense	7,500	9,056
Amortization of intangible assets	4,552	3,719
Patent litigation settlement expense	—	605
Acquisition-related expense	4,735	—
Restructuring	1,071	—
Gain on sale of IP address blocks	(576)	—
Non-GAAP net income (loss)	$(5,709)	$5,810

Diluted earnings per share or (loss) per share
GAAP loss per share	$(0.47)	$(0.15)
Stock-based compensation expense	0.15	0.19
Amortization of intangible assets	0.09	0.07
Patent litigation settlement expense	—	0.01
Acquisition-related expense	0.10	—
Restructuring	0.02	—
Gain on sale of IP address blocks	(0.01)	—
Non-GAAP diluted earnings (loss) per share	$(0.12)	$0.12

Shares used to compute diluted earnings per share or (loss) per share
GAAP shares used to compute loss per share	49,330	49,453
Non-GAAP shares used to compute diluted earnings per share or (loss) per share	49,330	49,780

*  Less than $0.1 impact on earnings (loss) per share

SONUS NETWORKS, INC.

Reconciliation of Non-GAAP and GAAP Financial Measures

Guidance - Q3 and FY 2017

(unaudited)

	Three months ending
	September 30, 2017
Earnings per share
GAAP diluted earnings per share	$0.05	to	$0.08
Stock-based compensation expense	0.07		0.07
Amortization of intangible assets	0.05		0.05
Acquisition-related expense	0.01		0.01
Deferred tax asset adjustment	(0.01)		(0.01)
Non-GAAP outlook	$0.17		$0.20

	Year ending
	December 31,
	2017
Earnings (loss) per share
GAAP loss per share	$(0.46)
Stock-based compensation expense	0.30
Amortization of intangible assets	0.19
Acquisition-related expense	0.23
Restructuring	0.02
Sale of IP address blocks	(0.01)
Deferred tax asset adjustment	(0.01)
Non-GAAP outlook	$0.26

On August 3, 2017, Sonus held a conference call to discuss the above-referenced press release, a copy of which is available for replay as described in the press release.  Following is a transcript of such conference call:

Sonus Networks, Inc.	SONS	Q2 2017 Earnings Call	Aug. 3, 2017
Company▲	Ticker▲	Event Type▲	Date▲

•                 PARTICIPANTS

Corporate Participants

Susan M. Villare – Chief Financial Officer (Interim), Sonus Networks, Inc.

Raymond P. Dolan – President, Chief Executive Officer & Director, Sonus Networks, Inc.

Other Participants

Paul J. Silverstein – Analyst, Cowen & Co. LLC

Nick Altmann – Analyst, Northland Securities

Matt E. Galinko – Analyst, Sidoti & Co. LLC

•                 MANAGEMENT DISCUSSION SECTION

Operator:  Ladies and gentlemen, thank you for standing by. Welcome to the Sonus Networks Second Quarter 2017 Conference Call. During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct a question-and-answer session. [Operator Instructions] As a reminder, this conference is being recorded Thursday, August 3, 2017.

I would now like to turn the conference over to Susan Villare, Interim CFO. Please go ahead.

Susan M. Villare, Chief Financial Officer (Interim), Sonus Networks, Inc.

Good morning. Welcome to Sonus Networks’ second quarter 2017 financial results conference call. Today’s press release and supplementary data have been posted to our IR website at sonus.net, and submitted to the SEC. A recording of this call and the transcript will be available on our IR website shortly after the call. During our prepared remarks, we will be referring to a presentation with supporting information. Please take a moment to locate these documents on our IR website.

As shown on slide 2, please note that during this call we will be making forward-looking statements regarding such items as business strategy, our pending merger transaction, future market opportunities, and the company’s financial outlook. Actual events or financial results may differ materially from these forward-looking statements and are subject to various risks and uncertainties including, without limitation, economic conditions, market acceptance of our products and services, the timing of customer purchasing decisions and revenue recognition, our agreement to effect a strategic combination with GENBAND which would result in a new combined company, difficulties leveraging market opportunities, the integration of acquired businesses, and the impact of cost containment efforts.

A discussion of these and other factors that may affect our future results is contained in our most recent Form 10-Q filed with the SEC and in today’s earnings release, both of which are available on our website. Additionally, many risks and uncertainties could cause actual results to differ materially from these forward-looking statements with respect to the proposed merger with GENBAND, as well as other risks associated with the proposed merger are more fully disclosed in a joint proxy statement prospectus that is included in the registration statement on Form S-4 that was filed with the SEC in connection with the proposed merger. While we may elect to update or revise forward-looking statements at some point, we specifically disclaim any obligation to do so.

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During our call, we will be referring to certain GAAP and non-GAAP financial measures. A reconciliation of the non-GAAP to comparable GAAP financial measures is included in our presentation on our website and in our press release issued today.

With that, let me turn it over to the President and Chief Executive Officer of Sonus, Mr. Ray Dolan.

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

Thanks, Susan and welcome to everyone on the call today.  I’m pleased to report that Q2 was another solid operating quarter for Sonus.  We were able to get close to breakeven on a non-GAAP basis, even with seasonally low revenue in Q2 through our continued focus on driving higher gross margins and controlling operating expenses.  We expect this trend of higher margins with controlled expenses to continue in the second half of 2017 and, therefore, we expect that higher second half revenue levels will drive improved profitability and cash flow.

Our book-to-bill ratio for Q2 was again above 1, and we’re off to a good start for bookings in Q3.  These booking trends, along with the anticipated realization of revenue from a large Tier 1 competitive displacement, provides a solid outlook for revenue, margin, and profitability for Q3. The team has done a terrific job focusing on our customers, driving innovation, and controlling our costs while at the same time preparing for an exciting combination with GENBAND, which we expect to close later this year.

Before I ask Susan to report the specifics of our performance, I’ll provide an update on our project to cutover a Tier 1 VoLTE network in North America.  This project remains on track and in fact we’re now carrying live commercial traffic as the cutover continues.  We expect this will convert to revenue in Q3 and continue to generate a long-term revenue stream for Sonus going forward.

This project is very strategic in its implications.  We are displacing the incumbent SBC technology provider in the very heart of the wireless network and we’re doing it with a pure software solution. As the executive sponsor for this project, I’ve had the opportunity to personally engage often with the customer over the past year.

Our success to date has strengthened my confidence that Sonus has made the right investments in virtualization and SDN.  This project, as it goes commercial, has become an important reference for other customer opportunities around the world.  Many customers face similar challenges of upgrading old architectures with vendors that simply haven’t made the investment to migrate their customers smoothly to the cloud.

For example, we recently received the order to displace an incumbent supplier at a Tier 1 in Mexico.  Interestingly, this deployment will be based on our flagship SBC 7000.  We expect this project to convert to revenue in Q4, 2017 and when completed it will likely be our largest 7K deployment to-date.

We’ve made similar strategic progress with a large North American cable MSO that we believe will convert to revenue in our second half of 2017 as they roll out some additional legacy capacity coupled with our 7K product.  So while we face the challenges of volatile spending patterns across the service provider customers, I’m quite pleased with our strategic progress.

At this point, I’ll hand it back to Susan to discuss more details around our Q2 performance as well as our Q3 and full year outlook.

2

Susan M. Villare, Chief Financial Officer (Interim), Sonus Networks, Inc.

Thanks, Ray.  As a reminder, gross margin, operating expense, operating income, net income and loss per share are all discussed on a non-GAAP basis and has been reconciled for you at the end of today’s press release and presentation. The slides in our IR website have the details regarding our historical financial performance and our reporting framework is consistent with what we have presented in prior periods.  We encourage you again to get these materials from our IR website.

Now let’s move to slide 3 and take a closer look at our second quarter 2017 non-GAAP financial results.

Total revenue was $55.7 million and our non-GAAP loss per share was $0.02.  Our non-GAAP operating expenses in Q2 were $39.3 million.  As Ray mentioned, we delivered solid financial performance despite seasonally low quarterly revenue as the team continues to do a terrific job controlling our expenses.

I would now like to move to slide 4, which is our condensed non-GAAP statement of operations.  We have added our Q2 2017 actual results so you now have a rolling 10 quarters of actual non-GAAP historical information in one table.

Flipping to slide 5 is our condensed balance sheet.  Cash and investments were $125.9 million at the end of Q2.  Days sales outstanding were 69 days in the second quarter of 2017, which was a slight increase over Q1. We believe DSOs should decline in Q3 as we are off to a very good start with our bookings this quarter. Q2, again, marked the fourth consecutive quarter where our book-to-bill ratio was above 1.  We remain debt-free as of the end of Q2 2017.

Turning now to slide 6 which is our condensed statement of cash flows. Please note that this includes cash, marketable securities, as well as short and long-term investments.  In Q2 2017, cash and investments decreased by $2.9 million as compared to Q1 2017.  This was primarily due to a modest increase in our accounts receivable.  We used $0.8 million of cash from our operations and we did not repurchase any stock under our stock buyback program this past quarter.

Now let’s turn to slide 7.  I will briefly highlight a few items on our key stats.  We had two 10% customers in the second quarter 2017 which were AT&T and Verizon.  Revenue from our top five customers represented 41% of total revenues in our second quarter as compared to 46% in Q2 of 2016.

Product revenue from enterprise customers was strong at 25% of product revenue this past quarter.  This compares to 28% in Q1 2017, and 20% in Q2 2016. Product revenue from Sonus SBC 7000 and Sonus SBC 5000 was $11.2 million in Q2.  This compares to $12.9 million in Q1 and $13.6 million in Q2 2016.

Now let’s look at slide 8 which summarizes our forward-looking outlook for the remainder of FY 2017.  We expect our third quarter revenue to be between $70 million and $72 million.  We anticipate non-GAAP earnings per share to be between $0.17 and $0.20. Looking to full year 2017, we believe total revenues for the year as compared to the prior year will be flat, although risks remain that revenue could decline slightly depending on the status of certain orders currently in play in our fourth quarter.

In particular, there’s one Tier 1 service provider that is in the midst of a merger closing which could delay their orders to the first half of 2018.  We will have greater clarity on our third quarter earnings call in October as it relates to Q4, once our customers solidify their second half spend plans. Our non-GAAP earnings per share outlook remains unchanged at $0.26 for fiscal year 2017.

I’d now like to turn the call back to Ray for his closing remarks.

3

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

Thanks, Susan.  I’ll conclude with some comments about our current standalone progress, and then I’ll describe what I believe is the compelling rationale for our planned merger with GENBAND.

For Sonus, our first half performance was solid and proves that we’ve continued to drive efficiencies through R&D investments and process improvement.  I’m getting terrific feedback from our customers that we are easy to do business with and that we are increasingly strategic given our product portfolio, especially our leadership in software and SDN.

We’ve lowered our breakeven revenue levels further through continued gross margin improvements and cost efficiencies.  Still, our first half revenue was seasonally lower than our projected second half and that seasonality is likely to repeat itself in 2018. Standalone, we lack the sufficient scale to remain profitable in all four quarters given the seasonality.

The second half is starting off strong with a promising Q3 outlook, but we remain susceptible to customer spending patterns as they consider further consolidation.  Growth is difficult to achieve organically when our end market customer spending is flat.  Still, we are starting to see significant opportunities for competitive displacement.

Our success in 2017 is already creating more interest as we sustain our commitment to technological leadership and world-class products.  Customers trust Sonus.  As we approach our 20th anniversary on August 7, many of our customers know that we’ve been running their most critical applications at scale for nearly two decades with high quality.

So we have the basis for a very good company, but to be a great company we need more scale.  This is the fundamental logic behind our planned merger with GENBAND and the benefits are compelling and straightforward.  Our customers have given us strong feedback supporting the merger.  Both companies are very strategic and respected by their customers, both for core products as well as potential growth with the integration of SDN security and Kandy.

The proposed combination is expected to provide large opportunities to save costs, drive significantly higher gross margins over time, improve financial return to shareholders, and reinvest in future technologies so that customers can transition smoothly to a secure cloud architecture and embed real-time communications across a broad range of APIs in a SaaS complex.

This is indeed a very exciting time for Sonus and our shareholders.  The global economy is a digital economy.  That digital economy is enabled by networking.  And networking is increasingly moving to software with the lines between voice, video and data blurring.

The evolution to the cloud is opening an opportunity to create a completely new control plane that is secure and agile and yet robust enough to handle the complex needs of real-time communications.  Our proposed merger with GENBAND brings together the people, the technology and intellectual property and the global reach through existing customers and partners to enable us to compete more effectively in that new architecture.  We appreciate your support of Sonus.

And now operator, please open the line now for questions.

4

•                 QUESTION AND ANSWER SECTION

Operator:  Thank you.  [Operator Instructions] The first question comes from the line of Paul Silverstein with Cowen.  Please proceed.  Mr. Silverstein, your line is open, please go ahead with your question.  Mr. Silverstein, please verify your mute button.  We are unable to hear you at this time.

<Q – Paul Silverstein – Cowen & Co. LLC>: Ray, my apologies.  [indiscernible] (:14:47). Ray, what’s the biggest opportunity, what’s the biggest risk in here?

<A – Ray Dolan – Sonus Networks, Inc.>: Thanks, Paul.  Biggest opportunity is short-term competitive displacement from a market point of view, probably the biggest financial opportunity is to double our EBITDA per share by driving synergies over the next 12 months as we consolidate and merge with GENBAND.  By far the biggest long-term opportunity is to unify the two perimeters for voice and data at the enterprise and drive the controlled plane of the cloud.

Our biggest telco partners and our biggest enterprise customers are just loving the fundamental architecture that we’ve laid in place. And now with Kandy as a CPaaS platform sitting on top of that, it’s a business case, the use case for driving a new cloud architecture comes to life because we start to touch the application layer. And that’s when you can really talk about driving additional business opportunities for our customers, both enterprise and service providers.

So, huge short-term opportunity in competitive displacement, financial return increase, like literally doubling cash flow and EBITDA per share through the merger. And then long-term, we really now have the scale to drive the R&D intensity to control the cloud control plane. And we’ve had some significant wins in Tier 1s that give me confidence that we can do this as a team going forward.

Now with respect to risk, you asked risk, go ahead Paul.

<Q – Paul Silverstein – Cowen & Co. LLC>: No, no, I’m sorry [indiscernible] (16:16).

<A – Ray Dolan – Sonus Networks, Inc.>: So with regard to risk, it’s just we continue to live in a very competitive environment where our customers are under stress, frankly even the cloud guys are duking it out and the enterprise folks are spending a fortune securing their networks and struggling to figure out how to drive to both private and public cloud architectures, and the service providers are all consolidating. So we face a lumpy spend pattern.

We are diversified across the globe at Sonus and the GENBAND merger will diversify us further which I think will insulate us a little bit better from the risks. But those risks remain and we frankly think they’ll remain for a very long period of time and we’re going to run our business accordingly. Okay.

<Q – Paul Silverstein – Cowen & Co. LLC>: All right. I appreciate. I’ll pass it. Thank you.

<A – Ray Dolan – Sonus Networks, Inc.>: Okay. Thanks, Paul.

Operator:  Thank you.  The next question comes from the line of Mike Latimore with Northland Capital Markets. Please proceed.

<Q – Nick Altmann – Northland Securities>: Hey, guys.  Thanks for taking my questions.  This is actually Nick Altmann on for Mike. Just assuming the merger closes on time, when might cost synergies be fully complete with GENBAND?

<A – Ray Dolan – Sonus Networks, Inc.>: Thanks, Nick. We expect it to close either late Q3 or early Q4, which would be my over/under right now on time. We’ll have a substantial amount of the

5

synergies done in the first quarter after that close but the full synergy forecast will probably take the balance of 12 months.

<Q – Nick Altmann – Northland Securities>: Okay. Okay. And then are you guys seeing any delays around Microsoft Skype for Business deployments?

<A – Ray Dolan – Sonus Networks, Inc.>: I don’t know that I would call them delays. They’ve always been choppy and there has been a considerable amount of flux, organizationally and strategically, in what was Lync and now Skype for Business. But I don’t – I wouldn’t call them delays as much as just choppiness.

<Q – Nick Altmann – Northland Securities>: Okay. Got it. Thanks, guys.

<A – Ray Dolan – Sonus Networks, Inc.>: Thank you.

<A – Susan Villare – Sonus Networks, Inc.>: Thanks.

Operator:  Thank you. [Operator Instructions] Our next question comes from the line of [ph] Steve Cohen with Provo Partners (18:36). Please proceed with your question.

<Q>: Ray, the merger with GENBAND, are you beginning to see any results yet from customers as far as the increased scale leading to them more likely to be doing business with you?

<A – Ray Dolan – Sonus Networks, Inc.>: Yeah. Thanks, [ph] Steve (18:56), for the question. Absolutely, in one word, absolutely. Some of our most strategic customers have placed tremendous value on both companies for both the core and growth strategy. The core, I mean, both companies run a substantial amount of voice, whether it’s at the edge or in the core of some of the largest telcos around the world. And they love the fact that this strengthens us financially, allows us to reinvest some of that financial benefit back into the future. And they love the fact that we would help them integrate up the stack into Kandy which standalone is a CPaaS platform and gives them competitive response to [indiscernible] (19:34).

So I’d say yes. I’d be cautious as to how quick that ramp will build and it could be offset by a little bit of flux in the short term as small customers, like, pause for 90 days and try to figure out what to do on some small deals. But net-net, I expect this to give us a bigger addressable market and more product to sell.

And by the way, we can do that through basically the same sales force, with improved depth and breadth and still save money through our synergy.

<Q>: Thanks.

<A – Ray Dolan – Sonus Networks, Inc.>: Sure. Thank you, [ph] Steve (20:07).

<A – Susan Villare – Sonus Networks, Inc.>: Thanks, [ph] Steve (20:08).

Operator:  Thank you. The next question comes from the line of Jess Lubert with Wells Fargo. Please go ahead.

<Q>: Hey, guys, it’s [ph] Mike (20:18) on for Jess. Ray, can you talk a little about the company’s security opportunity, how are your partnerships progressing with Fortinet, Palo Alto, are you developing new products to address new security applications and when should we start to see some of these initiatives start to drive material business for Sonus?

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<A – Ray Dolan – Sonus Networks, Inc.>: Yeah. Thanks, [ph] Mike (20:39). So we’ve announced our security strategy well over a year ago by really fundamentally repositioning what we already do as an SBC, as a voice firewall. That’s become obvious now to the industry after 12 months of positioning ourselves that way. They understand, we’ve always been starting and stopping flows in SIP and other voice and real-time related protocols. And we by the very nature of doing what we do, we secure the edge, the perimeter of the voice architecture. And we secure the interfaces frankly from the standpoint of interconnect and peering.

So we’re now in software. We’ve been in software for all of our products for a number of years and we began establishing partnerships. You’ll recall that we announced our first partnership with Palo Alto right around Mobile World Congress. They are still our principal partner. We’ll go GA through them later this year.

And we announced the second partnership with Fortinet driven really by the service providers because Fortinet has a more significant share and is a more important part for some service providers in the managed service offerings that they do.

Later this year, we’ll have more to say about our results. We will launch out into the marketplace our first commercial SBC as a service managed offering with one of the large Tier 1s in North America. We’ll launch that in late Q3. I expect we’ll start to get lead gen leading up to that and subsequent to that. It won’t necessarily be a material part of our results because they’ll be fairly small deals into the enterprise on a managed service basis, but it will be a significant contributor to next year. So I’m very pleased with that.

We’re probably going to limit our partners at this point in time to those two so that we don’t get distracted. That represents a pretty good share and then there’s no reason in the world we can’t enable all the rest. And the simplest way to think about it is just like a Reese’s Peanut Butter Cups, your chocolate, my peanut butter, together you make a new product. Everybody’s in software now. Everybody’s virtualized so the next gen firewall, which knows how to deep inspect lots of packets but doesn’t run at line rate, can interface nicely in a software environment with the application it runs at line speed and manages voice. And they both inform each other and you end up with a stronger product. Okay.

<Q>: I like your analogy. And then just you indicated the win with the North American Tier 1 that’s started generating revenue in Q3 as a virtual deal. Can you just provide a sense of how big virtual is as a percent of your total business and how we should start to think about the speed at which your business transitions from hardware to software over the next few years?

<A – Ray Dolan – Sonus Networks, Inc.>: Sure. That deal we’ve disclosed in the past is just south of $10 million. There will be some add-ons to that that continue to happen over time. But they probably won’t be substantial enough to disclose as 10% customers. But that’s what has been driving that customer to be a 10% customer up till now and going forward.

The virtualized software-only revenue is becoming a bigger and bigger piece of our revenue.  We recognized – we’ve now recognized [ph] BESO (23:55) in our software-only world and we’re now able to pull through some revenue through rev-rec and it contributed to Q2.  I expect it to contribute to every quarter going forward.

I don’t want to size that yet, but probably when we guide next year we’ll talk about how big it contributes to it, but it will be part of our continued margin progression.  I expect our gross margin this year as a standalone company before we merge to be just slightly north of 70%.  And I would expect that the next couple hundred basis points that we always set out as an objective per year will come from greater software contribution.

<Q>: Great.  Thanks.

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Operator:  Thank you.  The next question comes from the line of Matthew Galinko with Sidoti.  Please go ahead.

<Q – Matt Galinko – Sidoti & Co. LLC>: Hey, good morning.  Ray, you called out the JITC certification for the software SBC.  I guess I’m curious if there’s pull from that market from software virtualized solution or is this sort of just anticipation of infrastructure decisions moving in that direction.

<A – Ray Dolan – Sonus Networks, Inc.>: So, Matt, I’m going to assume, unless you tell me otherwise, you’re talking about in the federal space because we’ve had a software based SBC offer out there for a while and as I just said, we’ll go live in North America with one of the managed SBC as a service offerings with a Tier 1 in third quarter.  But this JITC certification has been underway for a long time and we are the first one out of the gate with a software-only solution.

This lines up really nicely going forward, presuming that we consummate our merger with GENBAND, it lines up really nicely with a lot of their product offerings that exist in the federal space, not only in the U.S. but globally. And so we’ve had some interest from areas like the Pentagon and other areas like this and I expect that we’ll contribute to 2018 revenue nicely.

<Q – Matt Galinko – Sidoti & Co. LLC>: Great.  Thank you.

<A – Ray Dolan – Sonus Networks, Inc.>: Thank you.

Operator:  Thank you.  It appears at this time that there are no further questions on the phone lines.

Raymond P. Dolan, President, Chief Executive Officer & Director, Sonus Networks, Inc.

Okay, operator, thank you very much for running it.  My summary to those that are on the call, thanks for your questions. For those that stepped in, we look forward to reporting more about the filing of our S-4 and the processes driving towards the successful close on our merger with GENBAND.  We’ll report through the balance of the year, both standalone companies and then we’ll move forward as a combined company in 2018.  Thanks for your participation today and have a great summer.

Operator:  Thank you, ladies and gentlemen.  That does conclude the conference call for today.  We thank you for your participation and ask that you please disconnect your lines.  Thank you and have a good day.

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IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The foregoing communications contain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, which are subject to a number of risks and uncertainties.  All statements other than statements of historical facts contained in these communications, including statements regarding Sonus’ future results of operations and financial position, business strategy, strategic position, statements about the completion, timing and impact of the proposed GENBAND Transaction, plans and objectives of management for future operations, plans for future cost reductions and plans for future product development and manufacturing are forward-looking statements Without limiting the foregoing, the words “anticipates”, “believes”, “could”, “estimates”, “expects”, “expectations”, “intends”, “may”, “plans”, “seeks”, “projects” and other similar language, whether in the negative or affirmative, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

Forward-looking statements are based on Sonus’ current expectations and assumptions regarding Sonus’ business, the economy and other future conditions.  Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.  Sonus’ actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, the timing of customer purchasing decisions and Sonus’ recognition of revenues; economic conditions; Sonus’ ability to recruit and retain key personnel; difficulties supporting its strategic focus on channel sales; difficulties retaining and expanding Sonus’ customer base; difficulties leveraging market opportunities; the impact of restructuring and cost-containment activities; the timing and impact of the proposed Transaction with GENBAND; Sonus’ ability to realize benefits from the acquisitions that it has completed; the effects of disruption from the acquisitions that Sonus has completed, making it more difficult to maintain relationships with employees, customers, business partners or government entities; the success implementing the integration strategies with respect to acquisitions; litigation; actions taken by Sonus’ significant stockholders; difficulties providing solutions that meet the needs of Sonus’ customers; market acceptance of Sonus’ products and services; rapid technological and market change; Sonus’ ability to protect its intellectual property rights; Sonus’ ability to maintain partner, reseller, distribution and vendor support and supply relationships; higher risks in international operations and markets; the impact of increased competition; currency fluctuations; changes in the market price of Sonus’ common stock; and/or failure or circumvention of Sonus’ controls and procedures.  These statements involve known and unknown risks, uncertainties and other factors that may cause Sonus’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

These communications also contain statements about the proposed Transaction.  Many risks and uncertainties could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, and these risks, as well as other risks associated with the proposed Transaction, are more fully disclosed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 (File No. 333-219008) that was filed with the SEC in connection with the proposed Transaction.

Sonus cautions you against relying on any of these forward-looking statements.  Important factors that could cause actual results to differ materially from those in these forward-looking statements are discussed in Part II, Item 1A. “Risk Factors”, Part I, Item 2. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Part I, Item 3 “Quantitative and Qualitative Disclosures About Market Risk” in Sonus’ most recent Quarterly Report on Form 10-Q.  Any forward-looking statement made by Sonus in these communications speak only as of the date of the applicable communication.  Factors or events that could cause Sonus’ actual results to differ may emerge from time to time, and it is not possible for Sonus to predict all of them.  Sonus undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.